United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRATO DA ATA DA REUNIÃO ORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO O Conselho de Administração (“CA”) se reuniu no dia 30 de julho de 2026, no escritório da Vale S.A. (“Vale” ou “Companhia”), na Avenida Brigadeiro Faria Lima nº 3729, 2º andar, Itaim Bibi, na cidade de São Paulo, SP, e por videoconferência, estando presentes os membros do CA: Srs. Manuel Lino Silva de Sousa Oliveira (“OO”) – Presidente (“PCA”), Marcelo Gasparino da Silva – Vice-Presidente (“MG”), André Viana Madeira (“AM”), Anelise Quintão Lara (“AL”), Fernando Jorge Buso Gomes (“FB”), Franklin Lee Feder (“FF”), Heloísa Belotti Bedicks (“HB”), Ieda Gomes Yell (“IY”), Márcio Antônio Chiumento (“MC”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), Shunji Komai (“SK”) e Wilfred Theodoor Bruijn (“WB”), representando a totalidade de membros do CA. Os trabalhos foram secretariados por Luiz Gustavo Gouvêa, Diretor de Governança Corporativa da Vale. Assim sendo, o CA deliberou sobre os seguintes assuntos: “REMUNERAÇÃO AOS ACIONISTAS POLÍTICA REF. 1S26 – Com o parecer favorável do CACP e sem qualquer ressalva do Conselho Fiscal (“CF”), conforme informado pelo membro do Conselho Fiscal, Adriana Solé, que participou da reunião por videoconferência, o CA aprovou por unanimidade, a distribuição de remuneração aos acionistas, com pagamento no dia 2 de setembro de 2026, do valor total bruto equivalente a R$ 8.642.270.700,00, distribuídos em R$6.676.039.800,00 sob a forma de JCP e R$1.966.230.900,00 sob a forma de dividendos, correspondentes, respectivamente, ao valor total bruto de R$1,568705805 e R$0,462016093 por ação ordinária em circulação e por ação preferencial da classe especial (golden shares) de emissão da Vale, sujeitos à incidência de Imposto de Renda na Fonte à alíquota vigente de acordo com o perfil de cada acionista. EXTRACT FROM THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors ("BoD") met on July 30, 2026, at the office of Vale S.A. ("Vale" or "Company"), at Avenida Brigadeiro Faria Lima nº 3729, 2nd floor, Itaim Bibi, in the city of São Paulo, SP, and by videoconference, with the presence of the members of the Board of Directors: Messrs. Manuel Lino Silva de Sousa Oliveira ("OO") – Chairman ("PCA"), Marcelo Gasparino da Silva – Vice-Chairman ("MG"), André Viana Madeira ("AM"), Anelise Quintão Lara ("AL"), Fernando Jorge Buso Gomes ("FB"), Franklin Lee Feder ("FF"), Heloísa Belotti Bedicks ("HB"), Ieda Gomes Yell ("IY"), Márcio Antônio Chiumento ("MC"), Rachel de Oliveira Maia ("RM"), Reinaldo Duarte Castanheira Filho ("RC"), Shunji Komai ("SK") and Wilfred Theodoor Bruijn ("WB"), representing all of the members of the Board of Directors. Mr. Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale, acted as secretary to the meeting. Therefore, the Board of Directors deliberated on the following matters: "SHAREHOLDER REMUNERATION POLICY REF. 1H26 – With the favorable opinion of the CACP and without any reservation from the Fiscal Council ("CF"), as informed by the member of the Fiscal Council, Adriana Solé, who participated in the meeting by videoconference, the Board of Directors unanimously approved the distribution of the remuneration to shareholders, with payment on September 2, 2026, of the total gross amount equivalent to R$8,642,270,700.00, distributed in R$6,676,039,800.00 in the form of JCP and R$1,966,230,900.00 in the form of dividends, corresponding, respectively, to the total gross amount of R$1.568705805 and R$0.462016093 per outstanding common share and per special class preferred share (golden shares) issued by Vale, subject to the incidence of Income Tax at Source at the rate in force according to the profile of each shareholder. Considering the Share CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Considerando o Programa de Recompra de Ações de emissão da Vale aprovado em fevereiro de 2025, o valor total por ação acima poderá ser alterado em função da quantidade de ações em circulação até 10 de agosto de 2026, data de corte para efeito de cálculo do valor por ação. Nesse caso, a Companhia divulgará um novo Aviso aos Acionistas informando o valor final por ação. Os JCPs e dividendos serão declarados com base no balanço apurado em 30 de junho de 2026 e referem-se à antecipação do resultado do exercício de 2026 ou à utilização do saldo de reservas de lucros. Farão jus ao recebimento dos JCPs e dividendos mencionados acima todos os acionistas detentores de ações de emissão da Vale no encerramento dos negócios da B3 S.A. – Brasil, Bolsa, Balcão (“B3”), em 11 de agosto de 2026 e todos os detentores de American Depositary Receipts (“ADRs”) de emissão da Vale no encerramento dos negócios na New York Stock Exchange (“NYSE”), em 13 de agosto de 2026. As ações de emissão da Vale serão negociadas ex-direitos na B3 a partir de 12 de agosto de 2026 e as ADRs serão negociadas ex direitos na NYSE a partir de 13 de agosto de 2026. Assim sendo, os JCPs e dividendos ora deliberados serão pagos em setembro, quando ocorrerá efetiva disponibilização de recursos aos detentores de ações e ADRs de emissão da Vale aptos ao recebimento, conforme acima.”; “NOVO PROGRAMA DE RECOMPRA DE AÇÕES DA VALE – Com o parecer favorável do CACP, o CA aprovou, por unanimidade, (i) o novo programa de recompra de ações mediante a aquisição, pela Vale e/ou por qualquer de suas controladas, de até 100.000.000 ações ordinárias de emissão da Vale, ou American Depositary Receipts – ADRs, correspondentes a cerca de 2,3% do capital da Companhia, com objetivo de cancelamento e/ou posterior alienação para premiação de executivos no âmbito de programas vinculados ao Plano Global de Incentivo de Longo Prazo Baseado em Ações, aprovado nas Assembleias Gerais Buyback Program issued by Vale approved in February 2025, the total value per share above may be changed depending on the number of shares outstanding until August 10, 2026, the cut-off date for the purpose of calculating the value per share. In this case, the Company will release a new Notice to Shareholders informing the final amount per share. JCPs and dividends will be declared based on the balance sheet calculated on June 30, 2026, and refer to the anticipation of the result of the 2026 fiscal year or the use of the balance of profit reserves. All shareholders holding shares issued by Vale at the close of business of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), on August 11, 2026, and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business on the New York Stock Exchange ("NYSE"), on August 13, 2026, will be entitled to receive the JCPs and dividends mentioned above. The shares issued by Vale will be traded ex-rights on B3 as of August 12, 2026, and the ADRs will be traded ex-rights on the NYSE as of August 13, 2026. Therefore, the JCPs and dividends hereby resolved will be paid in September, when funds will be effectively made available to holders of shares and ADRs issued by Vale eligible for receipt, as above."; "NEW SHARE BUYBACK PROGRAM OF VALE – With the favorable opinion of the CACP, the Board of Directors unanimously approved, (i) the new share buyback program through the acquisition, by Vale and/or any of its subsidiaries, of up to 100,000,000 common shares issued by Vale, or American Depositary Receipts – ADRs, corresponding to approximately 2.3% of the Company's capital, with the purpose of cancellation and/or subsequent sale for executive awards under programs linked to the Global Long-Term Share-Based Incentive Plan, approved at the Annual and Extraordinary Shareholders' Meetings of April/2025 ("Plan"), subject to the following conditions: (i.a) Amount to be sold: up to 21,782,821 common shares that may be held in treasury until their effective sale CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Ordinária e Extraordinária de abril/2025 (“Plano”), observadas as seguintes condições: (i.a) Quantidade a alienar: até 21.782.821 de ações ordinárias que poderão ser mantidas em tesouraria até sua efetiva alienação para utilização na premiação de executivos elegíveis aos programas de retenção da Companhia, conforme saldo atual de ações abrangidas pelo Plano, observados os demais limites, termos e condições nele estabelecidos, (i.b) Quantidade a cancelar: diferença entre as ações adquiridas e aquelas alienadas (ou a alienar) no âmbito dos programas de retenção de executivos da Vale. As ações serão mantidas em tesouraria até o momento do cancelamento; (i.c) Prazo máximo da aquisição: 18 meses, contados a partir da aprovação pelo CA. Este novo programa só entrará em vigor ao término do programa aprovado em fevereiro/25, cujo encerramento está previsto para 18 de agosto de 2026; (i.d) Preço: a aquisição deverá ser realizada na Bolsa de Valores (B3 e NYSE), aos valores de mercado nas datas das respectivas aquisições; (i.e) Instituições Financeiras Intermediárias: a) BRADESCO S.A. CTVM, com sede na Av. Paulista 1450, 7° andar, na Cidade e Estado de São Paulo, CEP: 01310-100, b) CITIGROUP GM, com sede na Av. Paulista 1111, 14º andar (Parte), na Cidade e Estado de São Paulo, CEP: 01311-920; c) Goldman Sachs do Brasil CTVM S.A, com sede na rua Leopoldo Couto Magalhães Jr 700, 16 na Cidade e Estado de São Paulo, CEP: 04542-000 d) ITAÚ CV S.A, com sede na Av. Brigadeiro Faria Lima 3400, 10° andar, na Cidade e Estado de São Paulo, CEP: 04538-132; e) J. P. MORGAN CCVM S.A., com sede na Av. Brigadeiro Faria Lima 3.729, 13º andar (Parte), na Cidade e Estado de São Paulo, CEP: 04538-905; f) Merrill Lynch S/A CTVM, Avenida Brigadeiro Faria Lima, 3400 - 18º Andar, na Cidade e Estado de São Paulo, CEP 04538-132; g) Morgan Stanley CTVM S.A., Avenida Brigadeiro Faria Lima, 3600 - 6º Andar, na Cidade e Estado de São Paulo, CEP 04538-132; h) SANTANDER CCVM S.A., com sede na Av. for use in the award of executives eligible for Company's retention programs according to the current balance of shares covered by the Plan, subject to the other limits, terms and conditions established therein, (i.b) Amount to be canceled: difference between the shares acquired and those sold (or to be sold) under Vale's executive retention programs. The shares will be held in treasury until the moment of cancellation; (i.c) Maximum acquisition term: 18 months, counted from the approval by the Board of Directors. This new program will only come into force at the end of the program approved in February/25, which is scheduled to end on August 18, 2026; (i.d) Price: the acquisition must be carried out on the Stock Exchange (B3 and NYSE), at market values on the dates of the respective acquisitions; (i.e) Intermediary Financial Institutions: a) BRADESCO S.A. CTVM, headquartered at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, ZIP Code: 01310-100, b) CITIGROUP GM, headquartered at Av. Paulista, 1111, 14th Floor (part), São Paulo, State of São Paulo, ZIP Code 01311-920; c) Goldman Sachs do Brasil CTVM S.A., headquartered at Rua Leopoldo Couto Magalhães Jr., 700, 16th Floor, São Paulo, State of São Paulo, ZIP Code 04542-000; d) ITAÚ CV S.A., headquartered at Av. Brigadeiro Faria Lima, 3400, 10th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; e) J.P. Morgan CCVM S.A., headquartered at Av. Brigadeiro Faria Lima, 3729, 13th Floor (part), São Paulo, State of São Paulo, ZIP Code 04538-905; f) Merrill Lynch S/A CTVM, headquartered at Av. Brigadeiro Faria Lima, 3400, 18th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; g) Morgan Stanley CTVM S.A., headquartered at Av. Brigadeiro Faria Lima, 3600, 6th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; h) SANTANDER CCVM S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2041 and 2235, 24th Floor, São Paulo, State of São Paulo, ZIP Code 04543-011; i) UBS Brasil CCTVM S.A., headquartered at Av. Brigadeiro Faria Lima, CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Presidente Juscelino Kubitschek 2041 e 2235, 24º andar, na Cidade e Estado de São Paulo, CEP: 04543-011; i) UBS Brasil CCTVM S.A., Av. Brigadeiro Faria Lima, 4440 - 7º andar na Cidade e Estado de São Paulo, CEP: 04538-132, e j) XP Investimentos CCTVM S.A., Av. Chedid Jafet, 75 - Torre Sul na Cidade e Estado de São Paulo, CEP: 04551-060. Para a compra das ADRs na Bolsa de Valores de Nova Iorque, serão utilizadas as corretoras das instituições mencionadas; (ii) o uso de um ou mais tipos de instrumentos financeiros mencionados nos itens (ii.a) a (ii.ci) abaixo, contratados com instituições financeiras de primeira linha, com objetivo de dar suporte adicional à estratégia de execução do novo programa de recompra de ações da Vale, observando a legislação aplicável e os limites e condições indicados a seguir: (ii.a) Total Return Equity Swap (“Equity Swap”), contrato em que a empresa recebe o retorno total das ações de emissão da Vale negociadas na B3, equivalente a variação de preço acrescida de dividendos, de uma contraparte (banco), que, em troca, recebe pagamentos baseados em uma taxa fixa ou flutuante (ex.: CDI/SOFR+ Spread). Permite exposição sintética ao ativo sem posse física, sem desembolso de caixa imediato e com liquidação exclusivamente financeira; (ii.b) Enhanced Share Repurchase (“ESR”), contrato em que a empresa utiliza um banco, que executa a recompra total ou parcial de ações e/ou ADRs de forma otimizada, garantindo um desconto em relação ao preço médio de mercado. O recebimento e pagamento das ações e/ou ADRs pela Vale ocorre ao longo da execução do contrato; (ii.c) Accelerated Share Repurchase (“ASR”), contrato em que a empresa paga antecipadamente uma quantia a um banco, para recomprar um número predeterminado de suas ações e/ou ADRs. O banco entrega as ações e/ou ADRs para a empresa imediatamente, alugando essas ações e/ou ADRs do mercado, com o preço final da recompra ajustado pelo preço médio ponderado por volume (VWAP) ao longo de um período, podendo incluir ajustes de 4440, 7th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; and j) XP Investimentos CCTVM S.A., headquartered at Av. Chedid Jafet, 75, South Tower, São Paulo, State of São Paulo, ZIP Code 04551-060. To the purchase the ADRs on the New York Stock Exchange, the brokers of the mentioned institutions will be used; (ii) the use of one or more types of financial instruments mentioned in items (ii.a) to (ii.ci) below, contracted with first-rate financial institutions, in order to provide additional support to the execution strategy of Vale's new share buyback program, observing the applicable legislation and the limits and conditions indicated below: (ii.a) Total Return Equity Swap ("Equity Swap"), a contract in which the company receives the total return of the shares issued by Vale traded on B3, equivalent to a price variation plus dividends, from a counterparty (bank), which, in exchange, receives payments based on a fixed or floating rate (e.g., CDI/SOFR+ Spread). Allows synthetic exposure to the asset without physical possession, without immediate cash disbursement and with exclusively financial settlement; (ii.b) Enhanced Share Repurchase ("ESR"), a contract in which the company uses a bank, which executes the total or partial repurchase of shares and/or ADRs in an optimized manner, guaranteeing a discount in relation to the average market price. The receipt and payment of shares and/or ADRs by Vale occurs throughout the execution of the contract; (ii.c) Accelerated Share Repurchase ("ASR"), a contract in which the company pays in advance an amount to a bank, to repurchase a predetermined number of its shares and/or ADRs. The bank delivers the shares and/or ADRs to the company immediately, leasing these shares and/or ADRs from the market, with the final buyback price adjusted by the volume-weighted average price (VWAP) over a period, which may include price adjustments via payment, derivative (swap) or additional delivery of shares; (ii.d) the financial instruments provided for in items (ii.a) to (ii.c) above may be CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 preço via pagamento, derivativo (swap) ou entrega adicional de ações; (ii.d) os instrumentos financeiros previstos nos itens (ii.a) a (ii.c) acima poderão ser celebrados até um volume máximo de ações de emissão da Companhia, que somadas às ações recompradas diretamente no âmbito do programa de recompra de ações ora aprovados, não ultrapassem 100.000.000 de ações ordinárias de emissão da Vale e/ou ADRs; (ii.e) os instrumentos financeiros deverão ser liquidados pela Companhia até o prazo máximo de 29 de janeiro de 2028; (ii.f) a Companhia observará, em qualquer hipótese, os limites previstos na Resolução CVM nº 77/2022, em especial as condições para que os instrumentos financeiros sejam celebrados com base na aprovação do CA da Companhia, bem como que as ações referenciadas nos instrumentos financeiros, somadas às ações de emissão da Companhia mantidas em tesouraria, não ultrapassem o limite de manutenção em tesouraria de até 10% (dez por cento) de ações em circulação no mercado, nos termos na Resolução CVM nº 77/2022; (ii.g) os instrumentos financeiros respeitarão os termos ora aprovados e demais condições e informações previstas no anexo, elaborado em conformidade com o Anexo G da Resolução CVM nº 80/2022, bem como as regras da Comissão de Valores Mobiliários – CVM, em especial as relativas à recompra, aos contratos derivativos referenciados em ações de sua emissão, aos períodos de vedação, às obrigações de divulgação, e as regras da Securities and Exchange Commission, conforme aplicável; (ii.h) delegar poderes à Diretoria de Tesouraria Financeira e Finanças Corporativas para efetivar a contratação dos instrumentos financeiros acima mencionados, nos termos ora apresentados; e (iii) os termos do Anexo G da Resolução CVM nº 80/2022, que faz parte integrante desta ata.”; tudo nos termos dos documentos apresentados. (...).” Atesto que as entered into up to a maximum volume of shares issued by the Company, which, added to the shares repurchased directly under the share buyback program hereby approved, do not exceed 100,000,000 common shares issued by Vale and/or ADRs; (ii.e) the financial instruments must be settled by the Company by the maximum term of January 29, 2028; (ii.f) the Company will observe, in any event, the limits set forth in CVM Resolution No. 77/2022, in particular the conditions for the financial instruments to be entered into based on the approval of the Company's Board of Directors, as well as that the shares referenced in the financial instruments, added to the shares issued by the Company held in treasury, do not exceed the limit of holding in treasury of up to ten percent (10%) of outstanding shares in the market, pursuant to CVM Resolution No. 77/2022; (ii.g) the financial instruments shall comply with the terms hereby approved and other conditions and information set forth in the Attachment, prepared in accordance with Attachment G of CVM Resolution No. 80/2022, as well as the rules of the Brazilian Securities and Exchange Commission – CVM, especially those related to repurchases, derivative contracts referenced in shares issued by them, blackout periods, disclosure obligations, and the rules of the Securities and Exchange Commission, as applicable; (ii.h) delegate powers to the Financial Treasury and Corporate Finance Department to contract the aforementioned financial instruments, under the terms presented herein; and (iii) the terms of Attachment G of CVM Resolution No. 80/2022, which is an integral part of these minutes."; all in accordance with the documents presented. (...).” I hereby attest that the above deliberations reflect the decisions made by the Board of Directors. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 deliberações acima refletem as decisões tomadas pelo CA. São Paulo, 30 de julho de 2026. São Paulo, July 30, 2026. Luiz Gustavo Gouvêa Secretário da Reunião CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Anexo G da Resolução CVM no 80/2022, conforme alterada 1. Justificar pormenorizadamente o objetivo e os efeitos econômicos esperados da operação; O Programa de Recompra de Ações, aos preços atuais, configura oportunidade de aquisição de ação e é também uma alavanca de geração de valor para o acionista, por permitir que a empresa faça alocação de capital eficiente no potencial de rentabilidade de suas ações, de forma a potencializar retornos futuros para os acionistas que permanecem investidos. Adicionalmente, a recompra sinaliza ao mercado a confiança da administração na performance da companhia. Com a finalidade de dar suporte adicional à execução do Programa de Recompra de ações de emissão da Vale S.A. (“Vale” ou “Companhia”), poderá ser utilizado um ou mais tipos de instrumentos financeiros mencionados nos itens (i) a (iii) abaixo (em conjunto, “Instrumentos Financeiros”), com instituições financeiras de primeira linha, observando a legislação aplicável e as condições a seguir: (i) Total Return Equity Swap (“Equity Swap”), contrato em que a empresa recebe o retorno total das ações de emissão da Vale negociadas na B3 S.A. – Brasil, Bolsa, Balcão (“B3”), equivalente a variação de preço acrescido de dividendos, de uma contraparte (banco), que, em troca, recebe pagamentos baseados em uma taxa fixa ou flutuante (ex.: CDI/SOFR+ Spread). Permite exposição sintética ao ativo sem posse física, sem desembolso de caixa imediato e com liquidação exclusivamente financeira; (ii) Enhanced Share Repurchase (“ESR”), contrato em que a empresa utiliza um banco, que executa a recompra total ou parcial de ações e/ou American Depositary Receipts (“ADRs”) de forma otimizada, garantindo um desconto em relação ao preço médio de mercado. O recebimento e pagamento das ações e/ou ADRs pela Vale ocorre ao longo da execução; (iii) Accelerated Share Repurchase (“ASR”), contrato em que a empresa paga antecipadamente uma quantia a um banco, para recomprar um número predeterminado de suas ações e/ou ADRs. O banco entrega as ações e/ou ADRs para a empresa imediatamente, alugando essas ações e/ou ADRs do mercado, com o preço final da recompra ajustado pelo preço médio ponderado por volume (VWAP) ao longo de um período, podendo incluir ajustes de preço via pagamento, derivativo (swap) ou entrega adicional de ações. O uso de um ou mais desses Instrumentos Financeiros fornecerá suporte adicional à estratégia de execução do Programa de Recompra de ações da Vale, considerando os racionais de (i) atratividade do seu retorno frente alternativas de alocação de capital, (ii) expectativa de valorização da ação, conforme CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 diferentes metodologias de avaliação, e (iii) sinalização de continuidade de disciplina de alocação de capital e confiança na Companhia. Os efeitos econômicos esperados para as ações adquiridas diretamente ou por meio das operações de ESR e ASR são: (i) No caso do cancelamento, o aumento percentual de participação dos acionistas e alteração do caput do Art. 5º do Estatuto Social para ajustar o número de ações de emissão da Vale após a deliberação sobre o cancelamento das ações. (ii) No caso das ações alienadas, a utilização de ações em programas de retenção dos executivos da empresa. A utilização de Equity Swap permite que a Vale amplie sua exposição econômica às próprias ações sem a necessidade de adquiri-las, proporcionando maior flexibilidade financeira e reduzindo o impacto imediato no caixa. 2. Informar as quantidades de ações (i) em circulação e (ii) já mantidas em tesouraria; Em 30 de junho de 2026, a Companhia possuía: (i) 4.255.762.795 ações em circulação e (ii) 183.396.969 ações em tesouraria 3. Informar a quantidade de ações que poderão ser adquiridas ou alienadas; Poderão ser recompradas até 100 milhões de ações ou recibos depositários representativos das ações, sendo certo que esse limite engloba tanto as ações recompradas diretamente pela Companhia quanto as relativas à execução dos Instrumentos Financeiros. Além disso, até 21.782.821 de ações ordinárias recompradas poderão ser mantidas em tesouraria até sua efetiva alienação para utilização na premiação de executivos elegíveis aos programas de retenção da companhia vinculados ao Plano Global de Incentivo de Longo Prazo Baseado em Ações, aprovado nas Assembleias Gerais Ordinária e Extraordinária de abril/2025 (“Plano”), conforme saldo atual de ações abrangidas pelo Plano, observados os demais limites, termos e condições nele estabelecidos. 4. Descrever as principais características dos instrumentos derivativos que a companhia vier a utilizar, se houver; Os contratos de Equity Swap têm por objeto a troca de resultados de fluxos financeiros futuros com referência nas ações de emissão da Vale na B3, de modo que a Companhia receba a variação de preço relacionado às ações negociadas em bolsa acrescidos dos proventos pagos no período e pague a variação de uma taxa de juros de referência, como CDI ou SOFR, acrescido de uma sobretaxa ao ano durante a vigência de cada respectivo contrato, sendo que a liquidação será exclusivamente financeira. O ASR prevê a contratação de uma instituição financeira para a execução total ou parcial do Programa de Recompra de ações e/ou ADRs de emissão da Vale, garantindo um desconto em relação ao preço médio de mercado no período acordado para o banco executar a recompra e com recebimento e pagamento imediato do total ou de parte das ações pela Vale e ajuste de CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 preço com base no valor médio executado pelo banco. A dinâmica de ajuste de preço pode requerer um contrato de swap entre a Vale e a instituição financeira no valor do nocional da operação, de modo que a Companhia pague a variação de preço relacionado às ações da Vale negociadas em bolsa acrescidos dos proventos pagos no período e receba a variação de uma taxa de juros de referência, como CDI ou SOFR, acrescido ou não de uma sobretaxa ao ano durante a vigência de cada respectivo contrato, sendo a liquidação exclusivamente financeira. Quantos ao instrumento ESR, informamos que não é um instrumento derivativo, dado que se trata de uma estratégia de suporte da recompra física de ações de emissão da Vale. 5. Descrever, se houver, eventuais acordos ou orientações de voto existentes entre a companhia e a contraparte das operações; Não aplicável, uma vez que o Equity Swap estabelecerá a modalidade de liquidação exclusivamente financeira e não conterá qualquer previsão sobre o exercício do direito de voto das ações de emissão da Companhia que eventualmente venham a ser detidas pela contraparte (instituição financeira). Já os demais Instrumentos Financeiros (ESR e ASR) conferirão a titularidade das ações à Vale no ato da contratação ou da recompra pela instituição financeira. 6. Na hipótese de operações cursadas fora de mercados organizados de valores mobiliários, informar: Os Instrumentos Financeiros a serem contratados deverão conter cláusula assegurando que os pagamentos efetuados ou recebidos pela Companhia serão apurados com base na variação da cotação da ação entre determinados períodos, e o preço de referência das ações no termo inicial de cada um desses períodos não será mais de 10% superior nem mais de 10% inferior à média da cotação, ponderada pelo volume, nos 10 pregões anteriores, em atendimento ao disposto na Resolução CVM nº 77/2022. Vale destacar, ainda, que os contratos de Equity Swap serão registrados na B3. a. o preço máximo (mínimo) pelo qual as ações serão adquiridas (alienadas); e b. se for o caso, as razões que justificam a realização da operação a preços mais de 10% (dez por cento) superiores, no caso de aquisição, ou mais de 10% (dez por cento) inferiores, no caso de alienação, à média da cotação, ponderada pelo volume, nos 10 (dez) pregões anteriores; 7. Informar, se houver, os impactos que a negociação terá sobre a composição do controle acionário ou da estrutura administrativa da sociedade; Não há impacto relevante esperado sobre a composição do controle acionário ou da estrutura administrativa da sociedade. 8. Identificar as contrapartes, se conhecidas, e, em se tratando de parte relacionada à companhia, tal como definida pelas regras contábeis que tratam desse assunto, fornecer ainda as informações exigidas pelo art. 9º da As contrapartes dos Instrumentos Financeiros serão definidas pela Diretoria de Tesouraria e Finanças Corporativas dentre instituições financeiras de primeira linha, que não deverão ser partes relacionadas à Companhia. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Resolução CVM nº 81, de 29 de março de 2022; 9. Indicar a destinação dos recursos auferidos, se for o caso; Não aplicável no caso da recompra de ações diretamente pela Companhia e por ESR e ASR. Para os Contratos de Equity Swap, não é possível definir de antemão se a Companhia auferirá recursos. Caso venha a ocorrer, a Companhia utilizará os recursos para recompra de ações. 10. Indicar o prazo máximo para a liquidação das operações autorizadas; O prazo máximo para a aquisição das ações e a execução dos Instrumentos Financeiros será de 18 meses a contar da aprovação pelo Conselho de Administração. Este novo programa só entrará em vigor ao término do programa aprovado em Fev/25 e que se encontra em andamento. 11. Identificar instituições que atuarão como intermediárias, se houver; Atuação como intermediárias na recompra de ações diretamente pela Companhia: a) BRADESCO S.A. CTVM, com sede na Av. Paulista 1450, 7° andar, na Cidade e Estado de São Paulo, CEP: 01310-100, b) CITIGROUP GM, com sede na Av. Paulista 1111, 14º andar (Parte), na Cidade e Estado de São Paulo, CEP: 01311-920; c) Goldman Sachs do Brasil CTVM S.A, com sede na rua Leopoldo Couto Magalhães Jr 700, 16 na Cidade e Estado de São Paulo, CEP: 04542-000 d) ITAU CV S.A, com sede na Av. Brigadeiro Faria Lima 3400, 10° andar, na Cidade e Estado de São Paulo, CEP: 04538-132; e) J. P. MORGAN CCVM S.A., com sede na Av. Brigadeiro Faria Lima 3.729, 13º andar (Parte), na Cidade e Estado de São Paulo, CEP: 04538-905; f) Merrill Lynch S/A CTVM, Avenida Brigadeiro Faria Lima, 3400 - 18º Andar, na Cidade e Estado de São Paulo, CEP 04538-132; g) Morgan Stanley CTVM S.A., Avenida Brigadeiro Faria Lima, 3600 - 6º Andar, na Cidade e Estado de São Paulo, CEP 04538-132; h) SANTANDER CCVM S.A, com sede na Av. Presidente Juscelino Kubitschek 2041 e 2235, 24º andar, na Cidade e Estado de São Paulo, CEP: 04543-011; i) UBS Brasil CCTVM, Av. Brigadeiro Faria Lima, 4440 - 7º andar na Cidade e Estado de São Paulo, CEP: 04538-132 e, j) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul na Cidade e Estado de São Paulo, CEP: 04551-060. Para a compra das ADRS na bolsa de Nova Iorque, serão utilizadas as corretoras das instituições mencionadas. 12. Especificar os recursos disponíveis a serem utilizados, na forma do art. 8º, § 1º, da Resolução CVM nº 77, de 29 de março de 2022; e Serão utilizados recursos disponíveis em reserva de lucros ou capital apurados nas Demonstrações Financeiras da Companhia relativas ao exercício social encerrado em 31 de dezembro de 2025, nos CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 termos do art. 8º, § 1º, da Resolução CVM nº 77/2022. 13. Especificar as razões pelas quais os membros do conselho de administração se sentem confortáveis de que a recompra de ações não prejudicará o cumprimento das obrigações assumidas com credores nem o pagamento de dividendos obrigatórios, fixos ou mínimos. Os membros do Conselho de Administração se sentem confortáveis com a operação de recompra e a utilização de Instrumentos Financeiros em virtude da geração de caixa e dos adequados níveis de alavancagem e liquidez esperados para o período. O valor do programa é compatível com a situação financeira da Vale e não afeta a capacidade da Companhia de cumprir com suas obrigações assumidas com os credores nem o pagamento de dividendos obrigatórios, fixos ou mínimos. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Attachment G of Resolution CVM No. 80/2022, as amended 1. Provide a detailed justification of the purpose and the expected economic effects of the transaction, The Share Buyback Program, at current prices, represents an attractive opportunity to acquire the Company’s shares and is also a lever for generating value for the shareholder, as it enables the Company to allocate capital efficiently to the return potential of its own equity, thereby enhancing future returns for shareholders who keep their position. In addition, share repurchases signal management’s confidence in the Company’s performance. With the purpose of providing additional support for the execution of Vale S.A.’s (“Vale” or the “Company”) Share Buyback Program, one or more of the financial instruments described in items (i) through (iii) below (collectively, the “Financial Instruments”) may be utilized with leading financial institutions, subject to applicable laws and regulations and the conditions set forth below: (i) Total Return Equity Swap (“Equity Swap”) – a contract in which the Company receives the total return of Vale shares traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), including price variation and dividends, from a counterparty (bank), in exchange for payments based on a fixed or floating rate (e.g., CDI/SOFR + spread). This allows artificial exposure to the asset without physical ownership, no immediate cash outflow, and settlement exclusively in cash; (ii) Enhanced Share Repurchase (“ESR”) – a contract in which the Company engages a bank to execute the full or partial repurchase of shares and/or American Depositary Receipts (“ADRs”) in an optimized manner, ensuring a discount relative to the average market price. The receipt and payment of shares and/or ADRs by Vale occur throughout the execution period; (iii) Accelerated Share Repurchase (“ASR”) – a contract in which the Company makes an upfront payment to a bank to repurchase a predetermined number of its shares and/or ADRs. The bank immediately delivers the shares and/or ADRs to the Company by borrowing them from the market, with the final repurchase price adjusted based on the volume-weighted average price (VWAP) over a period, potentially including price adjustments via payment, derivative (swap), or additional share delivery. The use of one or more of these Financial Instruments will provide additional support to the execution strategy of Vale’s ongoing Share Buyback Program, considering the rationale of (i) the attractiveness of its expected return compared to CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 alternative capital allocation options, (ii) the expectation of share appreciation based on different valuation methodologies, and (iii) the signaling of continued capital allocation discipline and confidence in the Company. The expected economic effects of the ESR and ASR operations are: (i) In the event of cancellation, the corresponding increase in shareholders’ ownership interest and the amendment of the opening paragraph of Article 5 of the By-Laws to reflect the number of Vale-issued shares following the resolution approving the cancellation of such shares. (ii) In the case of shares are retained rather cancelled, the use of such shares in the Company’s executive retention programs. The use of Equity Swaps allows Vale to increase its economic exposure to its own shares without the need to acquire them, providing greater financial flexibility and reducing the immediate impact on cash flow. 2. Provide the number of shares (i) outstanding and (ii) currently held in Treasury, As of June 30, 2026,, the Company had: (i) 4.255.762.795 outstanding shares and (ii) 183.396.969 treasury shares 3. Provide the number of shares that may be acquired or disposed of,; Up to 100 million shares or depositary receipts representing such shares may be repurchased, provided that this limit encompasses both shares repurchased directly by the Company and those related to the execution of the Financial Instruments. In addition, up to 21,782,821 repurchased common shares may be held in treasury until their effective transfer for use in equity awards granted to executives eligible under the Company’s retention programs linked to the Global Long Term Equity-Based Incentive Plan approved at the April 2025 Annual and Extraordinary Shareholders’ Meetings (the “Plan”), corresponding to the current balance of shares covered by the Plan and subject to the other limits, terms and conditions set forth therein. 4. Describe the main characteristics of the derivative instruments that the company may use, if any; Equity Swap contracts involve the exchange of future financial flows based on Vale shares traded on B3, whereby the Company receives the price variation of the exchange traded shares plus dividends paid during the period, and pays the variation of a reference interest rate, such as CDI or SOFR, plus an annual spread for the period of each respective contract. Settlement is exclusively financial. The ASR involves engaging a financial institution to execute the full or partial repurchase of Vale’s shares and/or ADRs, ensuring a discount relative to the average market price during the agreed period for the bank to CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 carry out the repurchase. Vale receives and pays for all or part of the shares immediately, with a price adjustment based on the average price executed by the bank. The price adjustment mechanism may require a swap contract between Vale and the financial institution for the notional value of the transaction, whereby the Company pays the price variation of Vale shares traded on the exchange plus dividends paid during the period, and receives the variation of a reference interest rate, such as CDI or SOFR, with or without an annual spread, for the term of each respective contract. Settlement is exclusively financial. As for the ESR instrument, it is not considered a derivative, as it is a strategy that supports the physical repurchase of Vale shares. 5. Describe any existing agreements or voting guidelinesbetween the company and the counterparty to the transactions, if any, Not applicable, as the Equity Swap will establish a settlement method that is exclusively financial and will not include any provisions regarding the exercise of voting rights related to the Company’s shares that may eventually be held by the counterparty (financial institution). As for the other Financial Instruments (ESR and ASR), ownership of the shares will be transferred to Vale at the time of contracting or repurchase by the financial institution. 6. In the event of transactions carried out outside organized securities markets, provide the following information: The Financial Instruments to be contracted must include a clause ensuring that payments made or received by the Company will be calculated based on the variation in the share price over specific periods. The reference price of the shares at the beginning of each of these periods must not be more than 10% above or below the volume-weighted average price over the 10 previous trading sessions, in compliance with CVM Resolution No. 77/2022. It is also worth noting that the Equity Swap contracts will be registered by B3. a. the maximum (minimum) price at which the shares will be acquired (disposed of); and b. if applicable, the reasons justifying the execution of the transaction at prices more than 10% (ten percent) above, in the case of acquisition, or more than 10% (ten percent) below, in the case of disposal, the volume-weighted average price over the previous 10 (ten) trading sessions, 7. If applicable, provide the impacts that the transaction will have on the shareholding control structure or the management structure of the company. No significant impact is expected on the shareholding control structure or the management structure of the company, 8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the applicable accounting rules, also provide the information required under The counterparties to the Financial Instruments will be selected by the Treasury and Corporate Finance Department from among top-tier financial institutions, which must not be related parties to the Company. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Article 9 of CVM Resolution No. 81, dated March 29, 2022, 9.. Indicate the intended use of the proceeds, if applicable; Due to the nature of Equity Swap contracts, it is not possible to determine in advance whether the Company will generate proceeds from them. If such proceeds are realized, the Company will use the funds to strengthen its cash position and continue executing its business plan and strategy. In the case of ESR and ASR, no proceeds are expected. 10. Indicate the maximum term for the settlement of the authorized transactions; The maximum period for the acquisition of shares and the execution of the Financial Instruments shall be 18 months from the date of approval by the Board of Directors. This new program will only become effective upon the expiration of the program approved in February 2025, which is currently in progress. 11. Identify the institutions that will act as intermediaries, if any; a) BRADESCO S.A. CTVM, headquartered at Av. Paulista, 1450, 7th Floor, São Paulo, State of São Paulo, ZIP Code 01310-100; b) CITIGROUP GM, headquartered at Av. Paulista, 1111, 14th Floor (part), São Paulo, State of São Paulo, ZIP Code 01311-920; c) Goldman Sachs do Brasil CTVM S.A., headquartered at Rua Leopoldo Couto Magalhães Jr., 700, 16th Floor, São Paulo, State of São Paulo, ZIP Code 04542-000; d) ITAÚ CV S.A., headquartered at Av. Brigadeiro Faria Lima, 3400, 10th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; e) J.P. Morgan CCVM S.A., headquartered at Av. Brigadeiro Faria Lima, 3729, 13th Floor (part), São Paulo, State of São Paulo, ZIP Code 04538-905; f) Merrill Lynch S.A. CTVM, headquartered at Av. Brigadeiro Faria Lima, 3400, 18th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; g) Morgan Stanley CTVM S.A., headquartered at Av. Brigadeiro Faria Lima, 3600, 6th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; h) Santander CCVM S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2041 and 2235, 24th Floor, São Paulo, State of São Paulo, ZIP Code 04543-011; i) UBS Brasil CCTVM S.A., headquartered at Av. Brigadeiro Faria Lima, 4440, 7th Floor, São Paulo, State of São Paulo, ZIP Code 04538-132; and j) XP Investimentos CCTVM S.A., headquartered at Av. Chedid Jafet, 75, South Tower, São Paulo, State of São Paulo, ZIP Code 04551-060. To purchase the ADRs on the New York Stock Exchange, the brokers of the mentioned institutions will be used. 12. Specify the available funds to be used, in accordance with Article 8, Funds available in profit or capital reserves, as recorded in the Company’s Financial Statements for CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Paragraph 1, of CVM Resolution No. 77, dated March 29, 2022, the fiscal year ended December 31, 2025, will be used, in accordance with Article 8, Paragraph 1, of CVM Resolution No. 77/2022. 13. Specify the reasons why the members of the board of directors feel confident that the share buyback will not impair the fulfillment of obligations to creditors nor the payment of mandatory, fixed, or minimum dividends. The members of the BoD believe that the share buyback program and the potential use of the Financial Instruments are supported by the Company’s robust expected cash generation, as well as its adequate leverage and liquidity profile. The proposed program size is fully compatible with Vale’s financial condition and is not expected to affect the Company’s ability to honor its obligations to creditors, nor its capacity to distribute mandatory, fixed, or minimum dividends in accordance with applicable regulations and corporate governance commitments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations